FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16
of the Securities Exchange Act of 1934

For the Month of December 2008

Gilat Satellite Networks Ltd.
(Translation of Registrant's Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated December 31, 2008 announcing that after lengthy negotiations between Registrant and the Ministry of Communications in Colombia, new agreements have been entered into for the provision of services under the Compartel I, Compartel II and Telecentros projects which were awarded to Gilat’s Colombian subsidiaries in 1999 and 2002.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) By: /s/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated January 2, 2009

Gilat Announces the signing of New Agreements with Colombian Ministry of Communications

Petah Tikva, Israel, December 31, 2008 – Gilat Satellite Networks Ltd. (Nasdaq: GILT), a worldwide leader in satellite networking technology, solutions and services, today announced that the lengthy negotiations with the Ministry of Communications in Colombia have led to signature of new agreements for the provision of services under the Compartel I, Compartel II and Telecentros projects which were awarded to Gilat’s Colombian subsidiaries in 1999 and 2002.

The new terms to the agreements include the removal of thousands of telephony sites which are no longer needed or used by the rural population in Colombia, the upgrade of technology, primarily in existing sites, entailing additional capital expenditure by Gilat, modification of the terms of the agreements, the release of approximately $24 million from trust accounts and a release by each of the parties from all prior claims under the previous agreements. The Company expects that most of the amount in the trusts will be released during 2009, with the remaining amount to be released in 2010.

Gilat’s Chief Executive Officer and Chairman of the Board Amiram Levinberg said, “We have been looking forward to this contract signature for a very long time and are glad that we reached this stage. We are hopeful that these newly negotiated agreements will better meet the needs of the Colombian rural populations and will also enable Gilat to be properly paid for services provided.”

Gilat will host a conference call to provide more details on the new agreements at 9:30 AM EST on January 5, 2009. To access the conference call, participants from the U.S. should dial (866) 345-5855 and international participants should dial (972) 3-918-0610.

The call will also be available as a webcast on the Company’s website at: http://www.gilat.com/ and will be archived for 30 days.

A replay of the call will also be available beginning at approximately 12:00 PM EST, January 5, 2009 until January 7, 2009 at 12:00 PM. To listen to the replay, U.S. participants should call (888)-269-0005 and international participants should call (972) 3-925-5901.

The Company also announced that at an annual meeting of shareholders held today its shareholders approved all matters brought for approval, including the renomination of six members of the board of directors and the approval of Mr. Amiram Levinberg to serve for a second term as both CEO and Chairman of the Board of Directors.

About Gilat Satellite Networks Ltd.

Gilat Satellite Networks Ltd. (Nasdaq and TASE: GILT) is a leading provider of products and services for satellite-based communications networks. The Company operates three business units: (i) Gilat Network Systems (“GNS”), which is a provider of network systems and associated professional services to service providers and operators worldwide; (ii) Spacenet Inc., which provides managed services in North America for businesses and governments through its Connexstar service brand and for consumers through its StarBand service brand; (iii) Spacenet Rural Communications, which offers rural telephony and internet access solutions to remote areas, primarily in Latin America.

Gilat was founded in 1987 and has shipped over 750,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 16 sales and service offices worldwide. Gilat markets the SkyEdge™ and SkyEdge II Product Family, which includes the SkyEdge Pro, SkyEdge IP, SkyEdge Call, SkyEdge DVB-RCS and SkyEdge Gateway.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Investor Relations Contact:
Andrea Costa
Grayling Global
Phone: 1 (646) 284-9400
acosta@hfgcg.com

Media Relations Contact:
Kim Kelly
Phone: + (972) 3 925-2406
kimk@gilat.com